Filed Pursuant to Rule 433

Registration Statement No. 333-181576

April 17, 2013

FINAL TERM SHEET

TELEFÓNICA EMISIONES, S.A.U.

4.570% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS

This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated April 17, 2013 and the accompanying Prospectus dated May 22, 2012 relating to these securities.

Issuer:	Telefónica Emisiones, S.A.U.

Guarantor:	Telefónica, S.A.

Expected Ratings:	BBB(negative)/BBB+(negative)/Baa2(negative) (S&P/Fitch/Moody’s)

Principal Amount:	$750,000,000

Security Type:	Senior Notes

Form of Issuance:	SEC Registered

Issue Price:	100% of principal amount

Settlement Date:	April 29, 2013 (T+8)

Maturity Date:	April 27, 2023

CUSIP/ISIN:	87938WAR4/US87938WAR43

Coupon:	4.570%

Benchmark Treasury:	2.000% due February 2023

Spread to Benchmark:	287.5 basis points (2.875%)

Treasury Strike:	1.695%

Re-offer Yield:	4.570%

Interest Payment Dates:	April 27 and October 27 of each year

First Interest Payment Date:	October 27, 2013

Day Count Convention/Business Day Convention:	30/360; Following, Unadjusted; Madrid, London, New York

Redemption Provisions:

Tax call:	Optional redemption for taxation reasons, by no fewer than 30 nor more than 60 days’ notice ending on an Interest Payment Date at 100% of principal and accrued and unpaid interest.

Make-whole call:	Optional redemption, at any time by no fewer than 30 nor more than 60 days’ notice, at the greater of (x) 100% of principal and accrued and unpaid interest and (y) sum of the present values of the remaining payments of principal and interest discounted at a discount rate of Treasury plus 45 basis points.

Listing call:	Optional redemption, if the Senior Notes are not listed on an OECD exchange 45 days prior to the first Interest Payment Date at 100% of principal and accrued and unpaid interest.

Taxation:	Exemption from Spanish withholding tax applies subject to compliance by the paying agent with certain formalities and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes.

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Minimum Initial Purchase Amount:	$150,000

Listing:	New York Stock Exchange

Joint Bookrunning Lead Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SG Americas Securities, LLC

Any ratings obtained will reflect only the views of the respective rating agency, and should not be considered a recommendation to buy, sell or hold the Senior Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from BNP Paribas Securities Corp. by calling 1-800-854-5674 (toll-free), Goldman, Sachs & Co. by calling 1-866-471-2526, HSBC Securities (USA) Inc. by calling 1-866-811-8049 (toll-free), J.P. Morgan Securities LLC by calling 1-212-834-4533 (collect), Morgan Stanley & Co. LLC by calling 1-866-718-1649 and SG Americas Securities, LLC by calling 1-855-881-2108 (toll-free).